EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
CarMax, Inc. (“CarMax,” the “Company,” “we,” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, which is our common stock, par value $0.50 per share (“Common Stock”).
DESCRIPTION OF COMMON STOCK
The following description of our Common Stock is a summary and does not purport to be complete. The description of our Common Stock is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles”), and our Bylaws, as amended and restated (the “Bylaws”), which are included as exhibits to the Annual Report on Form 10-K with which this Exhibit 4.1 is filed or incorporated by reference. We encourage you to read the Articles, the Bylaws and the applicable provisions of the Virginia Stock Corporation Act for additional information.
General
CarMax is incorporated under the laws of the Commonwealth of Virginia. Pursuant to the Articles, our authorized capital stock consists of 350,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, par value $20.00 per share (“Preferred Stock”). All outstanding shares of Common Stock are fully paid and nonassessable. There are no outstanding shares of Preferred Stock.

Each holder of our Common Stock is entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the CarMax board of directors with respect to any series of preferred stock, the holders of Common Stock possess all of the voting power. Cumulative voting in the election of directors is not permitted. The affirmative vote of a majority of our outstanding shares of common stock is required for amendments to our Articles unless the effect of the amendment is to reduce the shareholder vote required to approve a merger, a statutory share exchange, a sale of all or substantially all of the assets or a dissolution of the Company or to modify any provision of Article VI of the Articles relating to the board and election of directors, in which case the affirmative vote of more than two-thirds of our outstanding shares of Common Stock is required to amend our Articles. The affirmative vote of more than two-thirds of our outstanding shares of common stock is required for the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, conversions, domestications and dissolutions.

Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to receive dividends when, as, and if declared by the board of directors out of funds legally available for that purpose and, in the event of a liquidation, dissolution or winding up of the Company, to share ratably in all assets available for distribution to holders of Common Stock. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to the Common Stock.
Our Common Stock is listed on the New York Stock Exchange under the trading symbol “KMX”.
The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Co., LLC.

Anti-Takeover Provisions

Certain provisions in our Articles and our Bylaws, as well as certain provisions of Virginia law, may make more difficult or discourage a takeover of our business.

Articles and Bylaws

Among other things, the Articles and the Bylaws:

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provide that any vacancy occurring in the board of directors, including a vacancy resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum of the board of directors may exist;

•	provide that only the Chairman, the Chief Executive Officer or the board of directors may call a special meeting of shareholders;

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require that shareholders seeking to present proposals before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders provide advance written notice in a timely manner and satisfy requirements as to the form and content of such notice;

•	provide that the board of directors has the authority to establish one or more series of Preferred Stock and to determine the terms and rights of such series; and

•	do not permit shareholders to take action without a meeting other than by unanimous written consent.

Virginia Law

Control Share Acquisitions. Under the Virginia control share acquisitions statute, shares acquired in an acquisition that would cause an acquiror’s voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless (1) those rights are granted by a majority vote of all outstanding shares other than those held by the acquiror or any officer or employee director of the corporation or (2) the articles of incorporation or bylaws of the corporation provide that the provisions of the control share acquisitions statute do not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. This regulation was designed to deter certain takeovers of Virginia public corporations. We have not opted out of this provision of Virginia law.
Affiliated Transactions. Under the Virginia law regulating affiliated transactions, certain material acquisitions between a Virginia corporation and a holder of more than 10% of any class of its outstanding voting shares must be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with any 10% holder for a period of three years following the date that such person became a 10% holder unless (1) the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the 10% holder, approve the affiliated transaction or (2) before the date the person became a 10% holder, a majority of disinterested directors approved the transaction that resulted in the shareholder becoming a 10% holder. After three years, any such transaction must meet the “fair price” criteria or must be approved by a majority of disinterested directors or the holders of two-thirds of the voting shares, other than the shares beneficially owned by the 10% holder. We have not opted out of this provision of Virginia law.

Proxy Access Requirements for Shareholder-Nominated Director Candidates

Our Bylaws provide shareholders with “proxy access,” which permits a shareholder (or a group of up to 20 shareholders) owning 3% or more of our outstanding capital stock continuously for at least three years, to nominate and include in CarMax’s proxy materials director nominees constituting up to 20% of the board of directors. Use of our proxy access mechanism is subject to the satisfaction of certain requirements by the shareholder(s) and nominee(s) as set forth in the Bylaws.

Liability of Officers and Directors

Our Articles limit or eliminate the liability of our directors and officers to the fullest extent permitted by Virginia law.